CreXus Investment Corp.
1211 Avenue of the Americas, Suite 2902
New York, New York 10036
(877) 291-3453

November 10, 2010

VIA EDGAR

Tom Kluck, Branch Chief Sandra B. Hunter, Attorney-Advisor Division of Corporation Finance Securities and Exchange Commission 100 F Street, N.E. Washington, D.C. 20549

Re:	CreXus Investment Corp.
Registration Statement on Form S-3
Filed October 14, 2010
File No. 333-169943

Ladies and Gentlemen:

On behalf of CreXus Investment Corp., a Maryland corporation (the “Registrant”), set forth below is our responses to the Staff of the Division of Corporation Finance (the “Staff”) of the Securities and Exchange Commission (the “Commission”) to the comment received in a letter dated November 8, 2010 (the “Comment Letter”) regarding the above referenced Registration Statement on Form S-3 (the “S-3”).

Today we are filing Amendment No. 1 to the S-3.  This document has been revised to correct the exhibit index in response to the Comment Letter.  Set forth below is our response to the Comment Letter.

Registration Statement on Form S-3

1.      Please file a statement of eligibility of trustee as an exhibit as required by Item 601 (b)(25) of Regulation S-K.  If you do not know who the trustee will be at the time of effectiveness, please file separately the Form T-1 under the electronic form type “305B2” after effectiveness (not a post-effective amendment or a Form 8-K).  Please also indicate this in the exhibit index.  Please refer to the Compliance and Disclosure Interpretations, Trust Indenture Act of 1939, Question 220.01 on the Commission’s website at: http://www.sec.gov/divisions/corpfin/guidance/tiainterp.htm

Response

We respectfully inform the Staff that we will not know the name of the trustee at the time of effectiveness of the S-3, and, accordingly, will electronically file the Form T-1 on a Form 305B2 after effectiveness.  The S-3 has been amended to reflect that the Form T-1 will be filed on Form 305B2.

Tom Kluck
Sandra B. Hunter
November 10, 2010

In addition pursuant to Rule 461 under the Securities Act of 1933, as amended (the “1933 Act”), the Registrant hereby requests acceleration of the effective date of the above-referenced Registration Statement to 3:00 p.m., Eastern Time, on November 12, 2010, or as soon thereafter as practicable.  The undersigned is aware of its obligations under the 1933 Act and the Securities Exchange Act of 1934, as amended.

In support of its request for acceleration, the Registrant acknowledges that:

1.           Should the Commission or the Staff, acting pursuant to delegated authority, declare the filing effective, such action does not foreclose the Commission from taking any action with respect to the filing;

2.           The action of the Commission or the staff, acting pursuant to delegated authority, in declaring the filing effective, does not relieve the Registrant from its full responsibility for the adequacy and accuracy of the disclosure in the filing; and

3.           The Registrant will not assert the declaration of effectiveness as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

If you any questions or comments, please call me at (877) 291-3453 at your earliest convenience.

Very truly yours,

By: /s/ Kevin Riordan
Kevin Riordan
President and Chief Executive Officer

cc:           R. Nicholas Singh, Esq.
Phillip J. Kardis II, Esq.